

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 28, 2015

<u>Via E-Mail</u>
Mr. Charles O'Dowd
Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

> **Re: ABCO Energy, Inc.**
> **Amendment 1 to Draft Registration Statement on Form S-1**
> **Submitted September 21, 2015**
> **CIK No. 1300938**

Dear Mr. O'Dowd:

We have reviewed the above-captioned submission and have the following comments.

<u>Determination of Offering Price, page 15</u>

1. We note your response to comment 5 in our letter dated August 28, 2015 that you have eliminated all references to a fixed price per share for the primary and secondary offerings. Until your common stock is quoted on the OTC Bulletin Board, the price per share for the primary and secondary offerings must be fixed. Please revise the disclosures throughout the registration statement, including the plan of distribution section, to include a fixed price per share for the primary and secondary offerings, and ensure that the disclosures throughout the registration statement are consistent.

<u>Selling Shareholders, page 21</u>

2. Refer to comment 1 in our letter dated August 28, 2015. The revised tabular disclosure indicates that 22,439,322 shares of common stock rather than 22,464,322 shares of common stock are being offered for sale by the selling shareholders. As requested previously, please reconcile disclosures throughout the registration statement on the number of shares of common stock being offered for sale by the selling shareholders, and ensure that the disclosures are consistent throughout the registration statement. Additionally, clarify on page 12 and elsewhere in the registration statement the number of shares of common stock that will be outstanding after the offering if all shares are sold. Further, ensure that the legal opinion filed as

exhibit 5.1 states accurately the number of shares of common stock being offered for sale by the selling shareholders.

3. Refer to comment 10 in our letter dated August 28, 2015. Please disclose the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with ABCO Energy, Inc. or any of its predecessors or affiliates. Alternatively, confirm that none of the selling shareholders has had within the past three years any position, office, or other material relationship with ABCO Energy, Inc. or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Compliance with Section 16(a) of the Exchange Act, page 28

4. Refer to comment 13 in our letter dated August 28, 2015. Please update the disclosure on compliance with Section 16(a) of the Exchange Act during the most recently completed fiscal year.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have questions regarding comments and related matters.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Via E-mail
Brian P. Simon, Esq.
Law Office of Brian P. Simon
10633 Eastborne Avenue
Los Angeles, CA 90024